UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

JAMES HARDIE INDUSTRIES plc

(Exact name of registrant as specified in its charter)

Ireland	1-15240	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Europa House, Second Floor

Harcourt Centre

Harcourt Street, Dublin 2, Ireland

(Address of principal executive offices and zip code)

Joseph C. Blasko

General Counsel

(312) 705-6164

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities ExchangeAct (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

SECTION 1. CONFLICT MINERALS DISCLOSURE

ITEM 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

Overview

James Hardie Industries plc (“James Hardie” or the “Company”) is filing this Specialized Disclosure Report on Form SD pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014 (the “Covered Period”).

Rule 13p-1, through Form SD (collectively, the “Rules”), requires the disclosure of information relating to “conflict minerals,” which are defined in Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are currently limited to tantalum, tin and tungsten. The Rules require registrants that manufacture (or have contracted for manufacture) products containing conflict minerals that are necessary to the functionality or production of the product to disclose annually whether any of those minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

James Hardie is a leading global manufacturer and marketer of fiber cement products including sidings and backerboard, which are used for internal and exterior building construction applications. As required by the Rules, James Hardie undertook an analysis of the products manufactured, or contracted for manufacture, by the Company and its direct and indirect wholly-owned subsidiaries during the Covered Period to determine if any conflict minerals were contained in such products or necessary to the products’ functionality or production.

Conflict Mineral Disclosure

As part of its annual conflict mineral review, James Hardie confirmed that its primary fiber cement products do not contain any conflict minerals; however, the Company determined that beginning in the Covered Period, Roan Tools LLC, an indirect, wholly-owned subsidiary of James Hardie, contracted for manufacture a dust-collecting circular saw containing electrical components that contain tin.

Accordingly, James Hardie conducted a good faith reasonable country of origin inquiry regarding such conflict mineral, which it designed to determine whether such conflict mineral originated from a Covered Country and/or may be from recycled or scrap sources. As part of such inquiry, James Hardie contacted the applicable contract manufacturer, as well as the supplier utilized by such contract manufacturer and requested detailed information regarding such supplier’s supply chain. Upon review of the supplier’s response, and all other information that James Hardie was able to obtain from the contract manufacturer and supplier in reasonable good faith, James Hardie reasonably determined that the tin used in the dust-collecting circular saw did not originate from any Covered Country. James Hardie believes that its country of origin inquiry as described in this Specialized Disclosure Report on Form SD is reasonable and provides an adequate basis for the Company’s conclusion.

James Hardie publishes its annual conflict minerals disclosure on its investor relations website (www.ir.jameshardie.com.au.) The content of any website referred to in this Specialized Disclosure Report on Form SD is not incorporated by reference unless expressly noted.

ITEM 1.02	EXHIBIT.

None

SECTION 2. EXHIBITS

ITEM 2.01	EXHIBITS.

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JAMES HARDIE INDUSTRIES plc

Date: 27 May 2015	By:	/s/ Natasha Mercer
Natasha Mercer
Company Secretary

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